Exhibit 99.9

Firstsource Selects NICE WFM Cloud to Unlock the Power of Digital
Transformation

Global provider of business process services moves from on-premise workforce management solution to NICE’s cloud-based technology to reduce costs, increase efficiency and improve services

Hoboken, N.J., October 27, 2021 – NICE (Nasdaq: NICE) today announced that Firstsource Solutions Ltd. (Firstsource), a global business process solutions provider and an RP-Sanjiv Goenka Group company, is transitioning its workforce management operations to the cloud with NICE’s Workforce Management (WFM) suite, as part of its “Digital First, Digital Now” strategy. The company’s move to NICE’s WFM cloud environment enables dynamic real-time performance tracking capabilities, including supporting adherence to service level expectations and regulations across the various sectors Firstsource serves.

Saurabh Sharma, Head, Workforce Management, Firstsource, said, “With its sophisticated machine learning capabilities, NICE WFM will help us rapidly onboard clients, expand our services, and ensure alignment across our omnichannel front end and intelligent back-office operations, in turn reducing costs for our clients. It’s a perfect fit for our strategy of providing transformational tech-based digital solutions to our clients.”

Barry Cooper, President, Workforce and Customer Experience, NICE, said, “NICE is pleased to be a part of Firstsource’s move to the more dynamic and responsive cloud environment for its workforce management activities. NICE WFM is a cutting-edge solution that’s especially valuable for the IT industry, as it streamlines onboarding of new clients and processes, provides effective AI-based assessments of demand for transaction-per-minute or outcome-based pricing models, and uses intelligent scheduling for optimal occupancy in hourly, FTE or global agent payment scenarios. The result is an impact on contact center efficiency and effectiveness that can be measured in improved agent productivity and performance, reduced operating costs, increased customer retention, and higher revenue.”

Firstsource, a NICE customer for ten years, helps more than 150 global businesses -- across banking and financial services, healthcare, communications, media and technology and diversified industries – accelerate their digital transformation journey. The company has a global workforce of more than 28,000 people in the United States, the United Kingdom, India and the Philippines. The shift to NICE’s cloud-hosted environment creates a long-term workforce management strategy for Firstsource, which is supported by seasonal license flexibility and regular technology upgrades.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

About Firstsource
Firstsource Solutions Limited, an RP-Sanjiv Goenka Group company, is a leading provider of transformational solutions and services spanning the customer lifecycle – across Healthcare, Banking and Financial Services, Communications, Media and Technology, and other industries. Our ‘Digital First, Digital Now’ approach helps organizations reinvent operations and reimagine business models, enabling them to deliver moments that matter and build competitive advantage. With an established presence in the US, the UK, India, and the Philippines, we act as a trusted growth partner for over 100 leading global brands, including several Fortune 500 and FTSE 100 companies. For more information, visit www.firstsource.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements of Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.